UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

001-37678

CUSIP NUMBER

G8651P110

(Check One) [_] Form 10-K         [X] Form 20-F       [_] Form 11-K       [_] Form 10-Q         [_] Form N-SAR

For Period Ended:    December 31, 2019

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SPI Energy Co., Ltd.

Full Name of Registrant:

Former Name if Applicable

#1128, 11/F, No. 52 Hung To Road, Kwun Tong, Kowloon,

Address of Principal Executive Office (Street and Number)

Hong Kong SAR, China

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

On April 30, 2020, SPI Energy Co., Ltd. (the “Company”) filed a current report on Form 6-K pursuant to an order issued by the U.S. Securities and Exchange Commission dated on March 25, 2020 (Release No. 34-88465) (the “SEC Order”), providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the outbreak of COVID-19. The outbreak of COVID-19 has posed a significant impact on the Company’s ability to file on a timely basis its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Form 20-F”). Therefore, the Company relied on the SEC Order to extend the due date for the filing of the Form 20-F until June 14, 2020 (45 days after the original due date). However, the Form 20-F could not be filed within the aforesaid extended time period due to the fact that the Company was unable to finalize its financial results as well as the disclosure requirements of Form 20-F without unreasonable expense or effort. As a result, the Company could not solicit and obtain the necessary review of the Form 20-F in a timely fashion prior to the prescribed due date of the Form 20-F.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Xiaofeng Peng	+001	916-6225531
(Name)	(Area Code)	(Telephone No.)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        SPI Energy Co., Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 12, 2020	By:	/s/ Xiaofeng Peng Title: Chief Executive Officer